                                    FORM 11-K

             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)
(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
For the fiscal year ended          July 31, 1994
                          ---------------------------------------------------
                                                    OR
(  )      TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the transition period from____________________to_________________
Commission file number_______________________________
     A.   The Toro Company Matching Stock Plan
     B.   The Toro Company
          8111 Lyndale Avenue South
          Minneapolis, MN  55420




                              REQUIRED INFORMATION


The following financial statements are furnished for the plan:
1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).
2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).
3. The statements required of Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X.
4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.


NOTE: A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement on Form S-8 under the Securities Act of 1933. The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.

                                   SIGNATURES


THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        The Toro Company Matching Stock Plan
                                        ------------------------------------
                                                (Name of Plan)

Date  January 26, 1995                  /s/ Gerald T. Knight
      ----------------                 -------------------------------------
                                        Gerald T. Knight
                                        Vice President - Finance
                                        Chief Financial Officer

                                THE TORO COMPANY
                               MATCHING STOCK PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                             July 31, 1994 and 1993




                                                          1994           1993
                                                          ----           ----


Assets held by trustee:

  Investments:
          First Common Short Term Investment Fund  $    12,058    $    15,210
          Toro Investment Fund A                        71,543         13,155
          Toro Investment Fund B                        16,480          5,302
          The Toro Company Common Stock              8,435,935      6,410,554


  Other receivables                                        355            186
                                                     ---------      ---------
          Total assets held by trustee               8,536,371      6,444,407

Employer contributions receivable                      309,544        268,383

Employee contributions receivable                       77,111         67,491

Forfeitures payable                                    (30,188)       (36,134)
                                                      --------       --------

Net assets available for benefits                  $ 8,892,838    $ 6,744,147
                                                    ----------    -----------
                                                    ----------    -----------





See accompanying notes to financial statements.

                                THE TORO COMPANY
                               MATCHING STOCK PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                    Years Ended July 31, 1994, 1993 and 1992





                                                            1994           1993           1992
                                                            ----           ----           ----
Investment income related to assets held by
     trustee:

          Interest                                    $    6,994     $    3,829         $4,500

          Dividends                                        3,122          3,256        117,444

          Net appreciation (depreciation)
           in the fair value of investments              821,586      1,996,750       (714,344)
                                                        --------      ---------        -------

     Total investment income (loss)                      831,702      2,003,835       (592,400)

Employer contributions                                   587,346        512,458        277,994

Employee contributions                                 1,188,251      1,043,869      1,109,644

Benefit payments                                        (428,141)      (400,614)      (392,730)

Cash management fee                                         (279)          (254)          (243)

Forfeitures                                              (30,188)       (36,134)       (27,357)
                                                        --------       --------       --------

Increase in net assets available for benefits          2,148,691      3,123,160        374,908

Net assets available for benefits:
     Beginning of year                                 6,744,147      3,620,987      3,246,079
                                                       ---------      ---------      ---------

     End of year                                      $8,892,838     $6,744,147     $3,620,987
                                                      ----------     ----------     ----------
                                                      ----------     ----------     ----------

See accompanying notes to financial statements.

                      THE TORO COMPANY MATCHING STOCK PLAN
                          NOTES TO FINANCIAL STATEMENTS
                             July 31, 1994 and 1993


(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     BASIS OF STATEMENT PRESENTATION

     The accompanying financial statements of The Toro Company Matching Stock
          Plan (the Plan) are presented in accordance with generally accepted accounting principles.


     INVESTMENTS

     The investment in 372,859 and 324,585 shares of The Toro Company common stock is stated at quoted market price at July 31, 1994 and 1993, respectively. The cost of the investment at July 31, 1994 and 1993 was $7,084,969 and $5,727,104, respectively and is determined on an average cost basis.

     The First Common Short Term Investment Fund is limited to bonds, notes, certificates of deposit, variable rate notes and other evidences of indebtedness that are payable on demand or that have a maturity rate not exceeding 91 days from the date of purchase. The First Common Short Term Investment Fund is stated at cost which approximates market value.

     The Toro Company has established a master trust consisting of three investment funds with First National Trust Association (the Trustee) for seven plans: The Toro Company Profit-Sharing Plan and Trust Agreement for Office Employees, The Toro Company Profit-Sharing Plan and Trust Agreement for Hourly Employees, The Toro Company Profit-Sharing Plan and Trust Agreement for Windom Factory Employees, The Toro Company Profit-Sharing Plan and Trust Agreement for Minneapolis Factory Employees, The Toro Company Matching Stock Plan, The Toro Company Employee Stock Ownership Plan and The Lawn-Boy Inc. Profit-Sharing Plan and Trust Agreement for Plymouth Union Employees. The purpose of this combination is to pool investment transactions and achieve uniform rates of return on comparable funds under all plans. The plans have deposited funds in certain of the investment funds of the Trust Fund and each owns an undivided interest in net assets of the investment funds based on its equity in the investment funds. The investment securities of the investment funds are stated at market value based upon published quotations or, in the absence of available quotations, on fair values determined by the Trustee. Guaranteed investment contracts are stated at contract value (cost plus accrued interest). Gains and losses on the sales of investment securities are recorded on the date of the trade. The Plan's share of net investment income from the investment funds is determined by the Trustee based on the ratio of the fair value of the Plan's equity in the investment funds to the total net assets of the Trust at the beginning of the plan year. Financial information on the investment funds is presented in note 6.
                                                            (Continued)

                         TORO COMPANY MATCHING STOCK PLAN

     Toro Investment Fund A is invested in a fixed income fund that provides a guaranteed income. The fund is comprised primarily of insurance contracts. All investments in Fund A are AAA graded by Standard and Poors at the time of purchase.

     Toro Investment Fund B is composed of selected medium to large sized common stocks which are chosen to represent the U.S. stock market.

     (2)  DESCRIPTION OF PLAN

     The Plan became effective as of August 1, 1988, and has approximately 1,400 active participants. The purpose of the Plan is to provide certain eligible employees of The Toro Company and its participating subsidiaries (referred to together as the "Company") with an opportunity to save part of their compensation on a pre-tax basis (and, if an employee so elects, on an after-tax basis) and to have those savings accumulate in a tax-deferred investment account which is invested in the common stock of the Company and distributed after termination of active employment. The Company, as administrator of the Plan, absorbs the major portion of the administrative costs and trustee fees of the Plan.

     A participant may agree to have his or her salary reduced on a pre-tax basis, after-tax basis or a combination thereof at rates ranging up to 4% of annual compensation through an automatic payroll deduction each payroll period, provided that such deductions may not exceed $2,400 in any Plan year.


     The Company will make contributions to the Plan on behalf of each participant who makes pre-tax or after-tax contributions to the Plan.These Company matching contributions consist of basic matching contributions and performance-based matching contributions, as described below.

     The Company's basic matching contribution will be equal to 25% of the sum of the amounts contributed by a participant to the Plan.

     If the Company meets certain financial goals as defined by its Board of Directors, the Company may make performance based matching contributions to the Plan. If the specified financial goals are achieved, the performance-based matching contribution may be equal to an additional 25% of a participant's compensation which is contributed to the Plan.
                                                                 (Continued)

                        TORO COMPANY MATCHING STOCK PLAN

     A participant is eligible to receive a performance-based matching contribution only if he or she is enrolled in the Plan on the last day of the Plan year.

     Company matching contributions and performance-based matching contributions together with income attributable thereto will vest at the rate of 20% after two years of vesting service, with an additional 20% being accumulated annually thereafter until the employee is 100% vested. Plan earnings are allocated to participants based on individual account balances. Forfeitures are applied towards future Company contributions.

     Contributions and benefit payments are made under control of the plan administrator.

(3)  FUNDING POLICY

     The Company's funding policy is to make monthly basic contributions and annual performance-based matching contributions to the Plan up to amounts allowed by the Internal Revenue Service. The performance-based contribution is determined by the Board of Directors of The Toro Company and is based on the specified financial goals.


     The employee contributions consist of salary reduction elections under a 401(k) plan, as well as after-tax contributions.

(4)  PARTY-IN-INTEREST TRANSACTIONS

     The First Trust National Association (trustee) is a party-in-interest with respect to the Plan. In the opinion of the Plan's legal counsel, transactions between the Plan, the trustee and The Toro Company are exempt from being considered as "prohibited transactions" under the Employee Retirement Income Security Act of 1974 (ERISA) Section 408(b).

(5)  PLAN TERMINATION

     The Toro Company has voluntarily agreed to make contributions to the Plan.
          Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. Upon the termination of the plan, the interest of the participants in the Trust Fund shall fully vest. The trustee shall liquidate the Trust Fund, distributing benefits to the Participants or their beneficiaries. The Trustee shall reserve amounts as may be required to pay any expenses of termination, liquidation and distribution and shall then segregate each Participant's Trust Fund Share in a special account.
                                                                 (Continued)

                      THE TORO COMPANY MATCHING STOCK PLAN

(6)  MASTER TRUST

     Under the terms of the Trust Agreement, the Trustee manages Trust Funds on behalf of the Plan. In accordance with the Trust Agreement, certain assets of the Plan are held together with assets of other plans sponsored by the Company in the Master Trust. The Trustee has been granted discretionary authority concerning the purchases and sales of the investments of the Trust Funds.

      The net assets available for plan benefits of the Master Trust at July 31, 1994 were as follows:




                                                           Toro           Toro       Toro
                                                        Investment    Investment  Investment
                                                          Fund A         Fund B     Fund C
                                                        ----------    ----------  ----------
      Investments:

           Short term investment funds                $   2,113,024       4,692      18,267
           Guaranteed investment contracts               65,342,674          -           -
           IAI Stable Income Fund                         2,944,590          -           -
           Common stocks                                          -   5,670,892   3,810,789
                                                      -------------   ---------   ---------

               Total Investments                         70,400,288   5,675,584   3,829,056

      Accrued investment income                           1,524,052          33          40
                                                         ----------   ---------   ---------

                  Total assets available for benefits   $ 71,924,340  5,675,617   3,829,096
                                                         -----------  ---------   ---------
                                                         -----------  ---------   ---------


     The net assets available for plan benefits of the Master Trust at July 31, 1993 were as follows:


                                                           Toro          Toro        Toro
                                                        Investment    Investment  Investment
                                                          Fund A        Fund B      Fund C
                                                        ----------    ----------  ----------
     Investments:

          Short term investment funds                 $   1,692,328      32,065       7,479
          Guaranteed investment contracts                62,847,694           -           -
          Common stocks                                           -   4,735,545   3,217,709
                                                      -------------   ---------   ---------

               Total Investments                         64,540,022   4,767,610   3,225,188

      Accrued investment income                           1,501,368          21          16
                                                       ------------  ----------  ----------

                 Total assets available for benefits  $  66,041,390   4,767,631   3,225,204
                                                       ------------   ---------   ---------
                                                       ------------   ---------   ---------




                                                                 (Continued)

                      THE TORO COMPANY MATCHING STOCK PLAN

     The changes in net assets available for plan benefits of the Master Trust for the year ended July 31, 1994 were as follows:


                                                           Toro          Toro        Toro
                                                        Investment    Investment  Investment
                                                          Fund A        Fund B      Fund C
                                                        ----------    ----------  ----------

      Investment income:
           Interest and dividends                     $   4,686,208          928       1,273
           Net appreciation (depreciation) in the
             fair value of investments                       (9,782)     224,011     198,125
           Gain on sales of investments                     158,380       47,336      61,490
                                                      -------------      -------     -------

               Total investment income                    4,834,806      272,275     260,888

      Commissions, fees and expenses                         43,382        7,940      13,892
                                                      -------------     --------     -------

      Net investment income                               4,791,424      264,335     246,996

      Deposits by participating plans                     2,835,846      643,651     769,205

      Withdrawals by participating plans                 (1,744,320)           -    (412,309)
                                                         ----------    ---------   ---------
           Increase in net assets                         5,882,950      907,986     603,892

      Net assets available for pension benefits:
           Beginning of period                           66,041,390    4,767,631   3,225,204
                                                         ----------    ---------   ---------

           End of period                              $  71,924,340    5,675,617   3,829,096
                                                        -----------    ---------   ---------
                                                        -----------    ---------   ---------




                                                                 (Continued)

                      THE TORO COMPANY MATCHING STOCK PLAN

     The changes in net assets available for plan benefits of the Master Trust for the year ended July 31, 1993 were as follows:


                                                           Toro          Toro        Toro
                                                        Investment    Investment   Investment
                                                           Fund A        Fund B      Fund C
                                                        ----------    ----------   ----------

     Investment income:
          Interest and dividends                      $   4,640,295        1,448          938
          Net appreciation in the fair
               value of investments                          25,185      357,559      230,806
          Gain (loss) on sales of investments               (71,375)      21,909          810
                                                          ---------    ---------    ---------

               Total investment income                    4,594,105      380,916      232,554

     Commissions, fees and expenses                          50,892       16,497       21,002
                                                          ---------    ---------    ---------

     Net investment income                                4,543,213      364,419      211,552

     Deposits by participating plans                              -      502,566      166,971

     Withdrawals by participating plans                  (1,724,286)           -            -
                                                          ----------   ---------     ---------

          Increase in net assets                            2,818,927    866,985       378,523

     Net assets available for pension benefits:
          Beginning of period                              63,222,463  3,900,646     2,846,681
                                                           ----------  ---------     ---------

          End of period                                 $  66,041,390  4,767,631     3,225,204
                                                          -----------  ---------     ---------
                                                          -----------  ---------     ---------

     The plans proportionate share of net investment income from the Master
          Trust is based upon the percentage of the fair value of the Plan's investment in each Toro Investment Fund assets to the total Toro Investment Fund assets.

     The plan's percentage interest in the net assets of the Master Trust are as follows:

                                                July 31, 1994     July 31, 1993
                                                -------------     -------------
           Toro Investment Fund A                  0.010%              0.002%
           Toro Investment Fund B                  0.300%              0.001%
           Toro Investment Fund C                  0.000%              0.000%

      The data presented above have been derived from information certified as complete and accurate by the Trustee.
                                                                  (Continued)

                      THE TORO COMPANY MATCHING STOCK PLAN

(7)   FEDERAL INCOME TAXES

      The plan administrator anticipates filing for a determination letter from the Internal Revenue Service stating that the Plan and all amendments to the Plan are qualified under Section 401 (a) of the Internal Revenue Code and that the trust created under the Plan is exempt from federal income taxes under Section 501(a) of the Code. The plan administrator believes the Plan and all amendments to the Plan will qualify under the provisions of Sections 401(a) and 501(a) of the Code and be exempt from Federal income taxes.

(8)   INVESTMENTS

      The following investments represent 5% or more of the Plan's net assets available for plan benefits at July 31, 1994 and 1993:

                                                     Market Value
                                                  --------------------
                                                  1994         1993
                                                ---------    ---------
           Toro Company Common Stock            8,435,135    6,410,554

                                                                   SCHEDULE 1

                                THE TORO COMPANY
                               MATCHING STOCK PLAN
           Item 27a - Schedule of Assets Held For Investment Purposes
                                  July 31, 1994




                                          Face Amount                 Market
Description                                or  shares    Cost         value
- -----------                               -----------   -------      --------


*First Common Short Term Investment Fund    12,058     $   12,058  $   12,058

Toro Investment Fund A                       1,359         71,556      71,543

Toro Investment Fund B                         231         16,153      16,480

*The Toro Company Common Stock             372,859      7,084,969   8,435,935
                                                       ----------   ---------

      Total Investments                                $7,184,736  $8,536,016
                                                        ---------   ---------
                                                        ---------   ---------





*Party-in-interest

See accompanying independent auditors' report.

                                                                   SCHEDULE 2


                                THE TORO COMPANY
                               MATCHING STOCK PLAN
                 Item 27d - Schedule of Reportable Transactions
                            Year Ended July 31, 1994

Series of transactions involving a single security which, in the aggregate, involves an amount more than 5% of beginning of year Plan assets at current value.




                                 Number of        Total dollar amount      Net gain
                              ----------------    -------------------
Security issue                Purchases  Sales    Purchases      Sales      (loss)
- --------------                ---------  -----    ---------      -----     --------

*First Common Short Term
   Investment Fund               56        34     $2,036,717   $2,039,868  $   -

*The Toro Company
   Common Stock                  13         -      1,687,977            -      -




*Party-in-interest

See accompanying independent auditors' report.

                          INDEPENDENT AUDITORS' REPORT




The Plan Administrator
The Toro Company Matching Stock Plan:


We have audited the accompanying statements of net assets available for benefits of The Toro Company Matching Stock Plan (the Plan) as of July 31, 1994 and 1993, and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended July 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of July 31, 1994 and 1993, and the changes in net assets available for benefits for each of the years in the three-year period ended July 31, 1994 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


KPMG Peat Marwick LLP



December 29, 1994